# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEDEVCO CORP, CIK 0001141197
CUSIP: 70532Y303
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0001946705
Persons authorized to receive notices and communications: Dr. Simon G. Kukes, 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079, 713-221-1768

## Reporting persons
- SGK 2018 REVOCABLE TRUST (CIK 0001946705): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 51,791,325; sole dispositive power 0; shared dispositive power 51,791,325; aggregate amount beneficially owned 51,791,325 (56% of the class)
  Comment: * Based on 92,519,352 shares of common stock issued and outstanding as of November 4, 2025, as confirmed by the Company's transfer agent on such date.
- KUKES SIMON G (CIK 0001222390): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 8,121,950; shared voting power 51,814,325; sole dispositive power 8,121,950; shared dispositive power 51,819,325; aggregate amount beneficially owned 59,936,275 (64.8% of the class)
  Comment: (1) Includes 3,000 shares of common stock held by Dr. Kukes' spouse.
  (2) Includes options to purchase 20,000 shares of common stock held by Dr. Kukes' Reporting spouse (10,000 of which have an exercise price of $1.39 per share, and 10,000 of which have an exercise price of $1.17 per share ) which have vested to Dr. Kukes' spouse, and/or which vest in the 60 days from the date of this filing.
  * Based on 92,519,352 shares of common stock issued and outstanding as of November 4, 2025, as confirmed by the Company's transfer agent on such date.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: PEDEVCO CORP
Address of issuer's principal executive offices: 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079
Comment: This Amendment No. 13 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, the Amendment No. 5 thereto, filed with the Commission on March 5, 2019, the Amendment No. 6 thereto, filed with the Commission on May 22, 2019, the Amendment No. 7 thereto, filed with the Commission on September 19, 2019, the Amendment No. 8 thereto, filed with the Commission on February 1, 2022, the Amendment No. 9 thereto, filed with the Commission on September 28, 2022, the Amendment No. 10 thereto, filed with the Commission on October 5, 2022, the Amendment No. 11 thereto, filed with the Commission on December 21, 2022, and the Amendment No. 12 thereto, filed with the Commission on January 27, 2025 (such Schedule 13D as amended to date, the "Schedule 13D"), by The SGK 2018 Revocable Trust ("SGK Trust"), and Dr. Simon G. Kukes ("Kukes"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. This Amendment is being filed to reflect the acquisition by Kukes of additional shares of common stock of the Issuer since the filing of Amendment No. 12 to the Schedule 13D, and in connection with the acquisition of the Series A Convertible Preferred Stock, discussed below and the resignation of Kukes as the Executive Chairman of the Issuer. For purposes of this Amendment, each of Kukes and SGK Trust are a "Reporting Person" and collectively, the "Reporting Persons." This Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock") of PEDEVCO Corp. (the "Company", "PEDEVCO" or the "Issuer"). The principal executive offices of the Company are located at 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

## Item 2. Identity and Background
Name of person filing: This statement is filed by The SGK 2018 Revocable Trust, a Texas family trust ("SGK Trust"), and Dr. Simon G. Kukes ("Kukes"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Kukes is the trustee and beneficiary of the SGK Trust. By virtue of this relationship, Kukes is deemed to beneficially own the securities beneficially owned by SGK Trust. Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of SGK Trust and Kukes is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.
Present principal occupation or employment: The principal occupation of SGK Trust is a family trust formed to hold among other things, shares of the Issuer. The principal occupation of Kukes is the Trustee of the SGK Trust.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: SGK Trust is a Texas trust. Kukes is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

As previously disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC" or the "Commission") on November 3, 2025 (the "November 2025 Form 8-K"), on October 31, 2025 (the "Closing Date"), the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), with NP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("First Merger Sub"), COG Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub," and together with First Merger Sub, the "Merger Subs"), North Peak Oil & Gas, LLC, a Delaware limited liability company ("NPOG"), Century Oil and Gas Sub-Holdings, LLC, a Delaware limited liability company ("COG," and together with NPOG, the "Acquired Companies"), and, solely for purposes of the specified provisions therein, North Peak Oil & Gas Holdings, LLC, a Delaware limited partnership ("North Peak").

Pursuant to the Merger Agreement, at the Effective Time (as defined below) of the Mergers (as defined below), (a) First Merger Sub merged with and into NPOG, with NPOG being the surviving entity and a wholly owned subsidiary of PEDEVCO and (b) Second Merger Sub merged with and into COG, with COG being the surviving entity and a wholly owned subsidiary of PEDEVCO (clauses (a) and (b), together, the "Mergers").

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Mergers, which occurred upon the filing of Certificate of Merger with the Secretary of State of Delaware in connection with each of the Mergers (the "Effective Time"), all of the issued and outstanding limited liability company interests of each of the Acquired Companies were automatically converted into the right to receive an aggregate of 10,650,000 validly issued, fully paid and nonassessable shares of newly designated Series A Convertible Preferred Stock of PEDEVCO (the "Merger Preferred Shares"), par value $0.001 per share (the "PEDEVCO Series A Preferred Stock"), which shares were issued to Century Oil and Gas Holdings, LLC, a Delaware limited liability company ("Century") and North Peak. The PEDEVCO Series A Preferred Stock will automatically convert into shares of Common Stock at a ratio of 10-to-1, immediately following the expiration of the twenty calendar day period commencing on the distribution to PEDEVCO's shareholders in accordance with Rule 14c-2 of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the Information Statement (as defined below) (the "Automatic Conversion Date"). The Merger Preferred Shares will convert, on the Automatic Conversion Date, into an aggregate of 106,500,000 shares of Common Stock (the "Merger Conversion Shares").

The Mergers closed at the Effective Time on the Closing Date (the "Closing").

PEDEVCO agreed to prepare and file with the SEC, as promptly as reasonably practicable, but in any event within 20 days after the Closing Date, in a form mutually agreeable to the parties to the Merger Agreement, an information statement pursuant to Schedule 14C of the Exchange Act (the "Information Statement") and to use commercially reasonable efforts to resolve any SEC comments on such Information Statement after receipt thereof, and to have the Information Statement cleared by the SEC staff as promptly as reasonably practicable.

Concurrently with the Closing of the Mergers, certain investors (the "PIPE Investors") subscribed for and purchased an aggregate of 6,363,637 shares of PEDEVCO Series A Preferred Stock (the "PIPE Preferred Shares"), at a price per share equal to $5.50 per share (the "Purchase Price"), pursuant to their entry into Series A Convertible Preferred Stock Subscription Agreements in favor of the Company (the "Subscription Agreements" and together with the Merger Agreement and PEDEVCO Series A Designation (defined below), the "Transaction Agreements"; such transaction, the "PIPE Financing" and together with the Mergers, the "Transactions"). When converted in full, the PIPE Preferred Shares will convert into 63,636,370 shares of Common Stock (the "PIPE Conversion Shares", and together with the Merger Conversion Shares, the "Conversion Shares"). The Subscription Agreements contain customary representations and warranties of PEDEVCO and the PIPE Investors party thereto.

The PIPE Investors included The SGK 2018 Revocable Trust, a family trust of which Dr. Simon Kukes, the then Executive Chairman of PEDEVCO is trustee and beneficiary ($15,409,977). The PIPE Financing closed concurrently with the Mergers and the $35,000,004 of net proceeds raised by the Company pursuant to the PIPE Financing was used to pay off certain liabilities of the Acquired Companies in connection with the Mergers and certain expenses of the PIPE Financing and Mergers.

In accordance with the terms of the Merger Agreement, at the Closing, PEDEVCO entered into a Support Agreement with North Peak and each of Dr. Kukes, the then Executive Chairman of the Board; the SGK 2018 Revocable Trust; Mr. Schick, the President and Chief Executive Officer of the Company; Mr. Moore, the Executive Vice President, General Counsel and Secretary of the Company; Mr. Paul Pinkston, the Chief Accounting Officer of the Company; Mr. Crook, the Chief Commercial Officer of the Company; and each of the Company's then directors, Mr. John K. Howie, Mr. John J. Scelfo and Mr. H. Douglas Evans, and Company employees Arvind Krishna and Charles Hinojosa (collectively, the "Supporting Persons").

Under these agreements, as a material inducement to PEDEVCO and North Peak entering into the Merger Agreement and to complete the Mergers, the Supporting Persons irrevocably agreed that they have delivered the Written Consent (defined below) and will not withdraw or rescind the Written Consent. The Supporting Persons further agreed not to object to or take any action that could hinder, delay, or materially affect the transactions contemplated by the Merger Agreement, and to take all reasonable actions necessary to ensure their completion, including the Automatic Conversion of the PEDEVCO Series A Preferred Stock and the agreements related to the Merger Agreement. Additionally, until the Automatic Conversion occurs, the Supporting Persons will not transfer, pledge, or encumber their PEDEVCO equity, grant any proxy or authorization inconsistent with these obligations, or otherwise act contrary to the Support Agreement, except for transfers to controlled affiliates, estate planning vehicles, or bona fide gifts provided that the transferee joins the agreement in a form acceptable to PEDEVCO. Support Agreements with Dr. Kukes and the SGK 2018 Revocable Trust additionally provide, among other things, that such Supporting Persons may sell or otherwise transfer up to three million shares of Parent Capital Stock (as defined in the Merger Agreement) or other equity interests in Parent without restriction.

Effective upon the Closing of the Mergers on October 31, 2025, Dr. Simon Kukes resigned as a member of the Board.

In accordance with the terms of the Merger Agreement, at the Closing, PEDEVCO entered into a Shareholder Agreement (the "Shareholder Agreement") with (a) Century, (b) North Peak (together with Century, the "Juniper Shareholder"), (c) solely for purposes of certain limited provisions of the Shareholder Agreement, Dr. Simon G. Kukes, the Executive Chairman of the Board prior to the Effective Time, and The SGK 2018 Revocable Trust, a family trust of which Dr. Kukes serves as trustee and beneficiary.

The Shareholder Agreement provides the Juniper Shareholder certain board appointment rights as discussed in greater detail in the November 2025 Form 8-K. Additionally, pursuant to the Shareholder Agreement, the Company agreed to use its commercially reasonable efforts to file a registration statement with the SEC within 45 days after the Automatic Conversion Date to cover the resale of all Conversion Shares and certain other shares of Common Stock beneficially owned by the shareholders party thereto and their affiliates, and to keep such registration continuously effective, including renewals and amendments, until the securities are no longer registrable. The registration statement will be filed on Form S-3, or if not available, Form S-1 (to be converted to Form S-3 once eligible), and will permit resale pursuant to Rule 415 of the Securities Act. Additionally, each shareholder party thereto, its affiliates, and certain other related persons, may also request underwritten offerings of at least $10 million of registrable securities, with underwriters selected by the Company subject to majority holder consent of the holders of the registrable securities to be included in such registration statement. Holders participating in an underwritten offering must enter into customary agreements, but are not required to make extensive representations beyond ownership, authority, and compliance with securities laws. The Company is not required to conduct more than three underwritten offerings in a 12-month period or within 180 days of a prior offering. The Company may also delay or suspend the filing, effectiveness, or use of a registration statement during limited "grace periods" if necessary, due to pending financings, transactions, possession of material non-public information, or compliance concerns, provided that such periods do not exceed 45 days individually, 60 days in total during any 12-month period and that there are not more than two grace periods every 12 months. The Shareholder Agreement also provided each shareholder party thereto, piggyback registration rights, allowing them to participate in underwritten offerings of Common Stock conducted by the Company or other holders. Inclusion is subject to underwriter approval, and if the underwriter advises the Company that the total amount of securities would adversely affect the success of the offering, priority will be given first to the Company's securities in a primary offering, or to the holders' securities in a secondary offering, with any remaining capacity allocated on a pro rata basis.

In preparation of the Closing, the Board of Directors of PEDEVCO (the "Board") approved the Second Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock (the "PEDEVCO Series A Designation") on October 29, 2025, which was filed with the Secretary of State of Texas on October 31, 2025. The PEDEVCO Series A Designation is described in greater detail below.

Designated Shares. A total of 17,013,637 shares of Series A Preferred Stock, $0.001 par value per share, are designated pursuant to the PEDEVCO Series A Designation, of which 10,650,000 Merger Preferred Shares were issued in connection with the Mergers and 6,363,637 PIPE Preferred Shares were issued to the PIPE Investors in connection with the PIPE Offering.

Voting Rights. Except as otherwise expressly provided in the PEDEVCO Series A Designation, or as required by law, the holders of Series A Preferred have no voting rights with respect to any matter to be submitted to the Company's shareholders.

As long as any PEDEVCO Series A Preferred Stock is outstanding, PEDEVCO and its subsidiaries may not, without approval of holders of a majority in interest of the outstanding shares of the PEDEVCO Series A Preferred Stock (a "Majority In Interest"), voting as a single class: (a) amend the governing documents of such entity (including as to PEDEVCO, the PEDEVCO Series A Designation), or other governing documents in a way that adversely affects rights of the holders of PEDEVCO Series A Preferred Stock; (b) change the size or composition of the board or the committees of the board of such entity; (c) alter the line or nature of the business of such entity; (d) issue securities (including securities convertible, exchangeable or exercisable for equity) ranking pari passu with or senior to the Series A Preferred Stock, or convertible into Common Stock (except under approved equity plans); (e) issue securities of the subsidiaries of PEDEVCO; (f) repurchase or redeem equity, except between wholly-owned subsidiaries or under permitted employee plans; (g) declare or pay dividends or similar distributions, except within wholly-owned subsidiaries; (h) effect any merger, consolidation, recapitalization, reclassification, sale of substantially all assets, or other change of control of such entity; (i) adopt any plan of liquidation or dissolution of such entity; (j) complete acquisitions, dispositions, or divestitures exceeding $500,000 in any fiscal year; (k) make or commit to capital expenditures exceeding $250,000, other than in accordance with a budget then in effect, (l) incur indebtedness or issue debt over $500,000, other than in the ordinary course; (m) enter any joint venture or similar alliance; (n) hire, terminate, or designate executive officers, or appoint or remove the board chair; (o) enter into or amend any transaction with shareholders, affiliates, or related parties; (p) adopt or materially modify incentive or equity plans (except existing ones); (q) change auditors or such entity's fiscal year; (r) commence or settle litigation involving more than $500,000; (s) adopt any shareholder rights plan or "poison pill"; (t) exchange, reclassify, or cancel any PEDEVCO Series A Preferred Stock shares; (u) create exchange rights into PEDEVCO Series A Preferred Stock shares; (v) alter the rights or preferences of the PEDEVCO Series A Preferred Stock to adversely affect the rights thereof; (w) amend or modify any Support Agreement; or (x) announce or commit to any of the foregoing.

Dividend Rights. None.

Liquidation Preference. If PEDEVCO undergoes a liquidation, dissolution, or winding-up, whether voluntary or involuntary, holders of PEDEVCO Series A Preferred Stock are entitled to receive the same distribution they would receive if their shares were fully converted into Common Stock. These amounts are to be paid pari passu with amounts paid to Common Stock shareholders and include any declared but unpaid dividends.

Conversion Rights. Each outstanding share of PEDEVCO Series A Preferred Stock converts into Common Stock automatically, immediately following the expiration of the twenty calendar day period commencing on the distribution to PEDEVCO's shareholders in accordance with Rule 14c-2 of Regulation 14C promulgated under the Exchange Act of the Information Statement. Each share of Series A Preferred Stock converts into 10 shares of Common Stock (subject to customary adjustments for stock splits, stock dividends or recapitalizations) (the "Conversion Ratio").

Redemption Rights. None.

Additional Rights. If PEDEVCO undertakes a subsequent rights offering, in addition to any required adjustments to the Conversion Ratio, the PEDEVCO Series A Preferred Stock holders are entitled to participate in such rights offering on an as-converted basis.

Transfer Rights. No holder of shares of PEDEVCO Series A Preferred Stock may be transferred in whole or in part without the consent of PEDEVCO, except to a Permitted Transferee. "Permitted Transferees" mean (a) with respect to a holder of PEDEVCO Series A Preferred Stock, (i) any controlled affiliate of such holder, (ii) Juniper Capital II, L.P., Juniper Capital III, L.P., Juniper NPR Partners, L.P., Juniper North Peak Partners, L.P. or an entity wholly-owned by any of the foregoing or (iii) any of Century Natural Resources, LLC, Boomtown Oil II, LLC and their respective direct or indirect partners, shareholders, members, employees or other holders of other equity interests of such entity or (b) any transferee pursuant to any liquidation or fundamental transaction which results in all of the PEDEVCO shareholders having the right to exchange their shares of Common Stock, preferred stock or other forms of equity authorized and issued by PEDEVCO (however designated, whether voting or non-voting) and any instruments convertible into or exercisable or exchangeable for any of the foregoing (including any options or swaps) for cash, securities or other property.

On October 30, 2025, (a) Dr. Simon Kukes, the then Executive Chairman of PEDEVCO; (b) The SGK 2018 Revocable Trust, a family trust of which Dr. Kukes, serves as trustee and beneficiary; (c) J. Douglas Schick, the Chief Executive Officer, President and member of the Board; (d) Clark R. Moore, the Executive Vice President, General Counsel and Secretary of PEDEVCO; (e) Paul A. Pinkston, the Chief Accounting Officer of PEDEVCO; (f) Jody D. Crook, the Chief Commercial Officer of PEDEVCO; (g) John J. Scelfo, a then member of the Board; (h) H. Douglas Evans, a then member of the Board; and (i) John K. Howie, a member of the Board (collectively, the "Majority Shareholders"), who collectively held more than two-thirds of the combined voting power of the total issued and outstanding Common Stock, executed a written consent in lieu of a special meeting of shareholders of PEDEVCO (the "Written Consent"), approving the Transaction Agreements, the Transactions, the issuance of Conversion Shares, among other things (as discussed in greater detail in the November 2025 Form 8-K), the adoption of, and the filing with the Secretary of Texas of, a Second Amended and Restated Certificate of Formation of the Company (the "PEDEVCO A&R Charter"), amending the current Certificate of Formation of the Company to: increase the number of authorized shares of Common Stock to 300,000,000 shares of common stock (from 200,000,000 shares of common stock currently), remove references to a prior reverse stock split; update the number, names, and addresses of initial directors; permitting both Juniper and its affiliates and Dr. Simon Kukes to pursue competing or overlapping ventures and expressly waive PEDEVCO's right to participate in such renounced business opportunities, except where opportunities arise solely from a director's role, or rights under the Shareholder Agreement, provide a supermajority (66 2/3%) voting requirement for altering specified provisions of the charter (including the provisions waiving corporate opportunities as discussed above), and revise applicable voting standards so that, unless otherwise required by law or the charter, actions requiring shareholder approval may be authorized by a majority of the outstanding shares entitled to vote under Texas law.

Pursuant to rules adopted by the SEC under the Exchange Act, the Information Statement will be filed with the SEC and mailed or provided to the shareholders of the Company in accordance with the Exchange Act and the terms set forth in the Merger Agreement, and the corporate actions discussed above, will become effective on the 21st day following the mailing date of the Information Statement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Other than as discussed above, or in connection with the Transactions, defined above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as discussed above and except that the Reporting Persons currently contemplate acquiring additional securities of the Issuer from time to time in open market or private purchases subject to market conditions and other factors; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above, except as discussed above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto. Such ownership as reported above does not include any shares of common stock which may be issuable upon conversion of the Series A Convertible Preferred Stock, as such preferred stock shares are not convertible into common stock within sixty (60) days of the date of this filing, and are instead contingent on the mailing of the Information Statement, as discussed above in Item 3, the timing of which is not currently known.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto. Such ownership as reported above does not include any shares of common stock which may be issuable upon conversion of the Series A Convertible Preferred Stock, as such preferred stock shares are not convertible into common stock within sixty (60) days of the date of this filing, and are instead contingent on the mailing of the Information Statement, as discussed above in Item 3, the timing of which is not currently known. Kukes may be deemed to have shared power with SGK Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SGK Trust. Kukes may also be deemed to have shared power with his spouse, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by his spouse.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Dr. Kukes' spouse (and options held by such spouse).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: A copy of the form of Restricted Shares Grant Agreement and form of Stock Option Agreements for the awards described in Item 3 above are incorporated by reference herein. A copy of the form of Shareholder Agreement, Series A Preferred Stock Subscription Agreement, Designation of Series A Convertible Preferred Stock and form of Support Agreement described in Item 3 above are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney dated April 17, 2019 - Dr. Simon G. Kukes and Clark R. Moore https://www.sec.gov/Archives/edgar/data/1141197/000165495419007477/ped_ex241.htm (1)
99.2 Power of Attorney dated October 5, 2022 - The SGK 2018 Revocable Trust and Clark R. Moore
https://www.sec.gov/Archives/edgar/data/1141197/000165495422013368/form4poaexhibit.htm (2)
99.3 PEDEVCO Corp. 2012 Equity Incentive Plan Form of Restricted Shares Grant Agreement
https://www.sec.gov/Archives/edgar/data/1141197/000158069513000086/ex4-2.htm (3)
99.4 PEDEVCO Corp. 2012 Equity Incentive Plan Form of Stock Option Grant Agreement
https://www.sec.gov/Archives/edgar/data/1141197/000158069513000086/ex4-3.htm (3)
99.5 PEDEVCO Corp. 2021 Equity Incentive Plan Form of Restricted Shares Grant Agreement
https://www.sec.gov/Archives/edgar/data/1141197/000165495421009660/ped_ex993.htm (4)
99.6 PEDEVCO Corp. 2021 Equity Incentive Plan Form of Stock Option Grant Agreement (4)
https://www.sec.gov/Archives/edgar/data/1141197/000165495421009660/ped_ex992.htm
99.7 Joint Filing Agreement by and among SK Energy LLC, The SGK 2018 Revocable Trust and Dr. Simon G. Kukes, dated October 4, 2022
https://www.sec.gov/Archives/edgar/data/1141197/000165495422013369/ped_ex998.htm (5)
99.8 Second Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock filed with the Secretary of State of Texas on October 31, 2025 https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex31.htm (6)
99.9 Form of Series A Convertible Preferred Stock Subscription Agreement (October 2025 PIPE Financing) https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex101.htm (6)
99.10 Shareholder Agreement, dated October 31, 2025, by and among PEDEVCO Corp., Century Oil and Gas Holdings, LLC, North Peak Oil & Gas Holdings, LLC, The SGK 2018 Revocable Trust https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex102.htm (6)
99.11 Form of Support Agreement dated October 31, 2025 https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex103.htm (6)

(1) Filed as Exhibit 24.1 to the Form 4 filed by the Reporting Persons on June 19, 2019 and incorporated by reference herein.
(2) Filed as Exhibit 24.3 to the Form 4 filed by the Reporting Persons on October 5, 2022 and incorporated by reference herein.
(3) Filed on October 31, 2013, as an exhibit to the Company's Registration on Form S-8 and incorporated herein by reference (File No. 333-192002).
(4) Filed on September 1, 2021, as an exhibit to the Company's Registration on Form S-8 and incorporated herein by reference (File No. 333-259248).
(5) Filed as Exhibit 99.8 to Amendment No. 10 and incorporated herein by reference.
(6) Filed as exhibits to the Current Report on Form 8-K filed by PEDEVCO with the SEC on November 3, 2025 and incorporated by reference herein.

## Signatures
- SGK 2018 REVOCABLE TRUST: /s/ Simon G. Kukes, Simon G. Kukes, Trustee (11/10/2025)
- KUKES SIMON G: /s/ Dr. Simon G. Kukes, Dr. Simon G. Kukes (11/10/2025)